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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 2 8 2003
WASH 153

SEC FILE NUMBER
8- 24152

03014430

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___January 1, 2002___ AND ENDING___December 31, 2002___
　　　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

　　Judge & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

495 Bell Drive
_____
(No. and Street)

Des Plaines,　　　　　　　Illinois　　　　　　　60016
_____
(City)　　　　　　　　　　(State)　　　　　　(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
　　Alice J. Judge　　　　　　　　　　　　　　(847) 296-7848
_____
　　　　　　　　　　　　　　　　　　　　(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

　　Dooley, Bradford R., CPA
_____
(Name – if individual, state last, first, middle name)

220 S. State St.　　　　　Chicago,　　　　Illinois　　　60604
_____
(Address)　　　　　　　(City)　　　　　(State)　　(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, ___Alice J. Judge___ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Judge & Associates, Inc.___ , as of ___December 31___ , 20 __02__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

___None___

Sworn and subscribed to me on the
__17__ day of February, 20___

```
OFFICIAL SEAL
JUDY ANN RIGHTER
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES: 10/28/04
```

Alice J. Judge
Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JUDGE & ASSOCIATES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2002

(FILED PURSUANT TO RULE 17a-5(d)

UNDER THE SECURITIES EXCHANGE ACT

OF 1934)

BRADFORD R. DOOLEY & ASSOCIATES

Accountants and Auditors

220 SOUTH STATE STREET · SUITE 1910

CHICAGO, ILLINOIS 60604

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477

FAX
(312) 939-8739

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Judge & Associates, Inc.
Des Plaines, Illinois 60016

I have audited the accompanying statement of financial condition of Judge & Associates, Inc. as of December 31, 2002, and the related statements of income (loss), changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Judge & Associates, Inc. as of December 31, 2002, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Certified Public Accountant

Chicago, Illinois
February 17, 2003

JUDGE & ASSOCIATES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash	$ 7,050
Securities owned, at market	3,000
Total assets	$ 10,050

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	$ -0-
Stockholder's Equity	
Common stock, $1 par value; 1,000 shares authorized, issued and outstanding	$ 1,000
Paid-in capital	9,350
Retained earnings	(300)
Total stockholder's equity	10,050
Total liabilities and stockholder's equity	$ 10,050

The accompanying notes to the financial statements are an integral part of this statement.

JUDGE & ASSOCIATES, INC.
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2002

Revenue

Commissions and fees	$	27,979
Interest		91
Unrealized loss on securities		(300)
Total revenue		27,770

Expenses

Commission and management fees		24,818
Dues, fees and assessments		3,129
Other operating expenses		123
Total expenses		28,070
Net income (loss)	$	(300)

The accompanying notes to the financial statements are an integral part of this statement.

JUDGE & ASSOCIATES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance, beginning of year	$ 1,000	$ 9,350	$ -0-	$ 10,350
Net income for the year	-0-	-0-	(300)	(300)
Balance, end of year	$ 1,000	$ 9,350	$ (300)	$ 10,050

The accompanying notes to the financial statements are an integral part of this statement.

JUDGE & ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash Provided by Operating Activities

Net income (loss)	$ (300)	
Items which did not affect cash		
Unrealized loss on securities	300	
Net cash from (to) operating activities		$ -0-

Cash Flows From (To) Investing Activities:

Decrease in money market investment	7,000	7,000

Cash Flows From (To) Financial Activities -0-

Net increase (decrease) in cash	7,000
Cash at beginning of year	50
Cash at end of year	$ 7,050

Supplemental Information:

The following cash amounts were paid during
the year ending December 31, 2002 for:

Interest expense	$ -0-
Income taxes	$ -0-

The accompanying notes to the financial statements are an integral part of this statement.

JUDGE & ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

(1) **Summary of Significant Accounting Policies**

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Nature of Business

The Company was incorporated in Illinois on August 28, 1979.

The Company is a registered securities broker/dealer that clears customer transactions on a fully disclosed basis through another broker/dealer.

Income Recognition

Securities transactions and related revenue and expenses are recorded on the settlement date.

Securities Owned

Securities are valued at quoted market value. The resulting difference between cost and market value is included in income.

Cash Flows

The Company's policy is to include cash on hand and amounts due from banks in reporting cash flows.

(2) **Affiliated Companies**

The Company shares office space and employees with an affiliated company. The Company pays substantially all of its income after sales commission to the affiliated company.

(3) **Net Capital Requirements**

The Company is a broker/dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain minimum "net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness", whichever is greater, as these terms are defined.

(3)   <u>Net Capital Requirements</u> (Continued)

Net capital and aggregate indebtedness change from day to day, but at December 31, 2002, the Company had net capital and net capital requirements of $9,600 and $5,000, respectively. The net capital rule may effectively restrict the payment of cash dividends.

(4)   **Additional Paid In Capital**

During the year ended December 31, 2000, pursuant to a resolution of the Board of Directors, the Company shareholder contributed $3,317 of additional paid in capital to the Company.

SUPPLEMENTARY SCHEDULES

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	Judge & Associates, Inc.	as of December 31, 2002

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition... $	10,050	3480
2.	Deduct ownership equity not allowable for Net Capital ....₁₉(	)	3490
3.	Total ownership equity qualified for Net Capital	10,050	3500
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital..................		3520
	B. Other (deductions) or allowable credits (List)..		3525
5.	Total capital and allowable subordinated liabilities.. $	10,050	3530
6.	Deductions and/or charges:		
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) $ [3540]		
	B. Secured demand note deficiency.................................... [3590]		
	C. Commodity futures contracts and spot commodities-		
	proprietary capital charges... [3600]		
	D. Other deductions and/or charges................................... [3610] (	)	3620
7.	Other additions and/or allowable credits (List)...		3630
8.	Net capital before haircuts on securities positions ....₂₀ $	10,050	3640
9.	Haircuts on securities (computed, where applicable,		
	pursuant to 15c3-1 (f)):		
	A. Contractual securities commitments ....$ [3660]		
	B. Subordinated securities borrowings................................ [3670]		
	C. Trading and investment securities:		
	1. Exempted securities..₁₈ [3735]		
	2. Debt securities.. [3733]		
	3. Options.. [3730]		
	4. Other securities .... 450 [3734]		
	D. Undue Concentration .... [3650]		
	E. Other (List)... [3736] (	450)	3740
10.	Net Capital .... $	9,600	3750

OMIT PENNIES

A reconciliation between the above computation of net capital
and the Company's corresponding unaudited FOCUS Part IIA filing

is as follows:

	Net capital per Company's filing	$ 7,050
Add:	Increase in allowable securities owned, at market	3,000
Less:	Haircut on marketable securities	(450)
	Net capital per above audited filing	$ 9,600

See Auditor's Report.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	Judge & Associates, Inc.	as of December 31, 2002

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ -0-	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 5,000	3760
14.	Excess net capital (line 10 less 13)	$ 4,600	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19) .... ₂₂	$ 9,600	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition		$ -0-	3790
17.	Add:			
	A. Drafts for immediate credit .... ₂₁	$ 3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$ 3810		
	C. Other unrecorded amounts (List)	$ 3820	$	3830
19.	Total aggregate indebtedness		$ -0-	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10) .... %		-0-	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d) .... %		-0-	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) .... ₂₃	$	3880
24.	Net capital requirement (greater of line 22 or 23)	$	3760
25.	Excess net capital (line 10 less 24)	$	3910
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	3920

There are no material differences between the above computation and the Company's corresponding unaudited FOCUS Part IIA filing.

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

3/83

See Auditor's Report.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Judge & Associates, Inc.	as of December 31, 2002

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon
    which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 .... [4550]

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of
    customers" maintained .... [4560]

C. (k) (2)(B)—All customer transactions cleared through another
    broker-dealer on a fully disclosed basis. Name of clearing
    firm ͵͵ Donaldson, Lufkin & Jenrette   [4335]   X   [4570]

D. (k) (3)—Exempted by order of the Commission .... [4580]

**Ownership Equity and Subordinated Liabilities maturing or proposed to be
withdrawn within the next six months and accruals, (as defined below),
which have not been deducted in the computation of Net Capital.**

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
͵͵ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
͵͵ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
͵͵ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
͵͵ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
͵͵ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
͵͵ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
͵͵ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
͵͵ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
͵͵ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
͵͵ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]

TOTAL $ ͵͵ [4699]

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the
report date, regardless of whether or not the capital contribution is expected to be renewed. The
schedule must also include proposed capital withdrawals scheduled within the six month
period following the report date including the proposed redemption of stock and payments of
liabilities secured by fixed assets (which are considered allowable assets in the capital computation
pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less
than six months.

WITHDRAWAL CODE: DESCRIPTION

1.   Equity Capital

2.   Subordinated Liabilities

3.   Accruals

4.   15c3-1(c)(2)(iv) Liabilities

See Auditor's Report.

3/78

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477

FAX
(312) 939-8739

To the board of Directors
Judge & Associates, Inc.

In planning and performing my audit of the financial statements of Judge & Associates, Inc..
for the year ended December 31, 2002, I considered its internal control structure, including
procedures for safeguarding securities in order to determine my auditing procedures for the
purpose of expressing my opinion on the financial statements and not to provide assurance on
the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have
made a study of the practices and procedures (including tests of compliance with such
practices and procedures) followed by Judge & Associates, Inc. that I considered relevant to
the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate
indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining
compliance with the exemptive provisions of rule 15c3-3. I did not review the practices and
procedures followed by the Company in making the quarterly securities examinations, counts,
verifications and comparisons, and the recordation of differences required by Rule 17a-13 or
in complying with the requirements of prompt payment for securities under Section 8 of
Regulation T of the Board of Governors of the Federal Reserve System, because the Company
does not carry security accounts for customers or perform custodial functions relating to
customer securities.

The management of the Company is responsible for establishing and maintaining an internal
control structure and the practices and procedures referred to in the preceding paragraph. In
fulfilling this responsibility, estimates and judgements by management are required to assess
the expected benefits and related costs of internal control structure policies and procedures and
of the practices and procedures referred to in the preceding paragraph and to assess whether
those practices and procedures can be expected to achieve the Commission's above-
mentioned objectives. Two of the objectives of an internal control structure and the practices
and procedures are to provide management with reasonable, but not absolute, assurance that
assets for which the Company has responsibility are safeguarded against loss from
unauthorized use or disposition and that transactions are executed in accordance with
management's authorization and recorded properly to permit preparation of financial
statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists
additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, my study and evaluation disclosed that a lack of segregation of functions exists. Although this condition may be considered to be a material weakness in internal control, it is a common condition in entities of this size. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in my audit of the financial statements of Judge & Associates, Inc. for the year ended December 31, 2002 and this report does not affect my report thereon dated February 17, 2003.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

_____
Certified Public Accountant

Chicago, Illinois
February 17, 2003